SCHEDULE 13G
Amendment Number 1
General Nutrition
Companies, Inc. Common
Stock $.01 par value



Cusip Number:  370-47F-10-3
Item 1:  Reporting Person - Tiger
Management L.L.C.
Item 4:  Delaware
Item 5:  -0-
Item 6:  -0
Item 7:  -0-
Item 8:  -0-
Item 9:  -0-
Item 11: 0%
Item 12: IA


Cusip #:  370-47F-10-3
Item 1:  Reporting Person - Tiger
Performance L.L.C.
Item 4:  Delaware
Item 5:  -0-
Item 6:  -0-
Item 7:  -0-
Item 8:  -0-
Item 9:  -0-
Item 11: 0%
Item 12: IA


Cusip #:  370-47F-10-3
Item 1:  Reporting Person - Julian H.
Robertson, Jr.
Item 4:  U.S.
Item 5:  -0-
Item 6:  -0-
Item 7:  -0-
Item 8:  -0-
Item 9:  -0-
Item 11: 0%
Item 12: IN


Item 1(a). General
Nutrition Companies,
Inc.

Item 1(b). 921 Penn
Avenue, Pittsburgh,
Pennsylvania 15222

Item 2(a). This
statement is filed on
behalf of Tiger
Management
L.L.C.("TMLLC") and
Tiger Performance L.L.C.
("TPLLC"). Julian H.
Robertson, Jr. is the
ultimate controlling
person of TMLLC and
TPLLC.

Item 2(b). The address
of each reporting person
is 101 Park Avenue, New
York, NY 10178

Item 2(c). Incorporated
by reference to item (4)
of the cover page
pertaining to each
reporting
person.

Item 2(d). Common Stock
$.01 par value

Item 2(e). 370-47F-10-3

Item 3. Each of TMLLC
and TPLLC are investment
advisers registered
under Section 203 of the
Investment Advisers Act
of 1940.

Item 4. Ownership as of
December 31, 1997 is
incorporated by
reference to items (5)
(9) and (11) of the
cover page pertaining to
each reporting person.

Item 5. The reporting
persons have ceased to
be the beneficial owners
of more than 5% of the
class.
Item 6. Not applicable

Item 7. Not applicable

Item 8. Not applicable

Item 9. Not applicable

Item 10. By signing
below, I certify that,
to the best of my
knowledge and belief,
the securities referred
to above were acquired
in the ordinary course
of business and were not
acquired for the purpose
of and do not have the
effect of changing or
influencing the control
of the issuer of such
securities and were not
acquired in connection
with or as a participant
in any transaction
having such purpose or
effect.


After reasonable inquiry
and to the best of my
knowledge and belief, I
certify that the
information set forth in
this statement is true,
complete and correct.


February 13, 1998


TIGER MANAGEMENT L.L.C.


/s/  Nolan Altman,
Chief Financial Officer

TIGER PERFORMANCE L.L.C.

/s/  Nolan Altman,
Chief Financial Officer
JULIAN H.

ROBERTSON, JR. /s/ Nolan
Altman,

Under Power of Attorney
Dated:
January 27, 1995,
On File with Schedule
13G for Kohl's Corp.
2/7/95

AGREEMENT

The undersigned agree
that this Amendment
Number 1 to Schedule 13G
dated February 13, 1998
relating to shares of
common stock of General
Nutrition Companies,
Inc. shall be filed on
behalf of each of the
undersigned.

TIGER MANAGEMENT L.L.C.

/s/ Nolan Altman,
Chief Financial Officer

TIGER PERFORMANCE L.L.C.

/s/  Nolan Altman,
Chief Financial Officer
JULIAN H.

ROBERTSON, JR. /s/ Nolan
Altman,

Under Power of Attorney
Dated: January 27, 1995,
On File with Schedule
13G for Kohl's

Corp. 2/7/95